Exhibit 99.1

DeGolyer and MacNaughton

5001 Spring Valley Road

Suite 800 East

Dallas, Texas 75244

January 21, 2020

Antero Resources Corporation

1615 Wynkoop Street

Denver, Colorado 80202

Ladies and Gentlemen:

Pursuant to your request, this report of third party presents an independent evaluation, as of December 31, 2019, of the estimated net proved oil, condensate, natural gas liquids (NGL), and gas reserves and present worth of certain properties in which Antero Resources Corporation (Antero) has represented it holds an interest. This evaluation was completed on January 21,  2020.  The properties evaluated consist of working and royalty interests located in Ohio, Pennsylvania, and West Virginia. Antero has represented that these properties account for 99.87 percent on a million cubic feet net equivalent basis of Antero’s net proved reserves as of December 31, 2019, and that the net proved reserves estimates have been prepared in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the Securities and Exchange Commission (SEC) of the United States. We have reviewed information provided by Antero that it represents to be Antero’s estimates of the net reserves, as of December 31, 2019, for the same properties as those which we evaluated. This report was prepared in accordance with guidelines specified in Item 1202 (a)(8) of Regulation S–K and is to be used for inclusion in certain SEC filings by Antero.

Reserves estimates included herein are expressed as net reserves as represented by Antero. Gross reserves are defined as the total estimated petroleum remaining to be produced from these properties after December 31, 2019. Net reserves are defined as that portion of the gross reserves attributable to the interests held by Antero after deducting all interests held by others.

Values for proved reserves in this report are expressed in terms of present worth. Future gross revenue is defined as that revenue which will accrue to the

DeGolyer and MacNaughton

evaluated interests from the production and sale of the estimated net reserves. Future net revenue is calculated by deducting production taxes, ad valorem taxes, operating expenses, capital costs, and abandonment costs from future gross revenue. Operating expenses include field operating expenses, transportation and processing expenses, and an allocation of overhead that directly relates to production activities. Capital costs include drilling and completion costs, facilities costs, and field maintenance costs. Abandonment costs are represented by Antero to be inclusive of those costs associated with the removal of equipment, plugging of wells, and reclamation and restoration associated with the abandonment. At the request of Antero, future income taxes were not taken into account in the preparation of these estimates. Present worth is defined as future net revenue discounted at a nominal discount rate of 10 percent compounded monthly over the expected period of realization. Present worth should not be construed as fair market value because no consideration was given to additional factors that influence the prices at which properties are bought and sold.

Estimates of reserves and present worth should be regarded only as estimates that may change as production history and additional information become available. Not only are such estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Information used in the preparation of this report was obtained from Antero and from public sources. In the preparation of this report we have relied, without independent verification, upon information furnished by Antero with respect to the property interests being evaluated, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.

Definition of Reserves

Petroleum reserves included in this report are classified as proved. Only proved reserves have been evaluated for this report. Reserves classifications used in this report are in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves,

DeGolyer and MacNaughton

reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

Proved oil and gas reserves – Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

DeGolyer and MacNaughton

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12‑month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Developed oil and gas reserves – Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves – Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

DeGolyer and MacNaughton

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in section 210.4–10 (a) Definitions, or by other evidence using reliable technology establishing reasonable certainty.

Methodology and Procedures

Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principles and techniques that are in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the SEC and with practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (revised June 2019) Approved by the SPE Board on 25 June 2019” and in Monograph 3 and Monograph 4 published by the Society of Petroleum Evaluation Engineers. The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

Based on the current stage of field development, production performance, the development plans provided by Antero, and the analyses of areas offsetting existing wells with test or production data, reserves were classified as proved.  The proved undeveloped reserves were based on opportunities identified in the plan of development provided by Antero.

DeGolyer and MacNaughton

Antero has represented that its senior management is committed to the development plan provided by Antero and that Antero has the financial capability to execute the development plan, including the drilling and completion of wells and the installation of equipment and facilities.

For the evaluation of unconventional reservoirs, a performance-based methodology integrating the appropriate geology and petroleum engineering data was utilized for this report. Performance-based methodology primarily includes (1) production diagnostics, (2) decline-curve analysis, and (3) model-based analysis (if necessary, based on availability of data). Production diagnostics include data quality control, identification of flow regimes, and characteristic well performance behavior. These analyses were performed for all well groupings (or type-curve areas).

Characteristic rate-decline profiles from diagnostic interpretation were translated to modified hyperbolic rate profiles, including one or multiple b-exponent values followed by an exponential decline. Based on the availability of data, model-based analysis may be integrated to evaluate long-term decline behavior, the effect of dynamic reservoir and fracture parameters on well performance, and complex situations sourced by the nature of unconventional reservoirs.

In the evaluation of undeveloped reserves, type-well analysis was performed using well data from analogous reservoirs for which more complete historical performance data were available.

Data provided by Antero from wells drilled through December 31,  2019, and made available for this evaluation were used to prepare the reserves estimates herein. These reserves estimates were based on consideration of monthly production data available for certain properties only through November 2019. Estimated cumulative production, as of December 31,  2019, was deducted from the estimated gross ultimate recovery to estimate gross reserves. This required that production be estimated for up to 1 month.

Oil and condensate reserves estimated herein are those to be recovered by normal field separation. NGL reserves estimated herein include pentanes and heavier fractions (C5+) and liquefied petroleum gas (LPG), which consists primarily of propane and butane fractions, and are the result of low-temperature plant processing. Oil, condensate, and NGL reserves included in this report are expressed in thousands of barrels (Mbbl). In these estimates, 1 barrel equals 42 United States gallons. For

DeGolyer and MacNaughton

reporting purposes, oil and condensate reserves have been estimated separately and are presented herein as a summed quantity.

Gas quantities estimated herein are expressed as sales gas. Sales gas is defined as the total gas to be produced from the reservoirs, measured at the point of delivery, after reduction for fuel usage, flare, and shrinkage resulting from field separation and processing. Gas reserves estimated herein are reported as sales gas. All gas reserves are expressed at a temperature base of 60 degrees Fahrenheit (°F) and at the pressure base of the state in which the reserves are located. Gas reserves included in this report are expressed in millions of cubic feet (MMcf).

Gas quantities are identified by the type of reservoir from which the gas will be produced. Nonassociated gas is gas at initial reservoir conditions with no oil present in the reservoir. Associated gas is both gas-cap gas and solution gas. Gas-cap gas is gas at initial reservoir conditions and is in communication with an underlying oil zone. Solution gas is gas dissolved in oil at initial reservoir conditions. Gas quantities estimated herein include both associated and nonassociated gas.

At the request of Antero, liquid reserves estimated herein were converted to gas equivalent using an energy equivalent factor of 1 barrel of liquids per 6,000 cubic feet of gas equivalent. This conversion factor was provided by Antero.

Primary Economic Assumptions

Revenue values in this report were estimated using initial prices, expenses, and costs provided by Antero. Future prices were estimated using guidelines established by the SEC and the Financial Accounting Standards Board (FASB). The following economic assumptions were used for estimating the revenue values reported herein:

Oil, Condensate, and NGL Prices

Antero has represented that the oil, condensate, and NGL prices were based on NYMEX Light Sweet Crude Oil pricing, calculated as the unweighted arithmetic average of the first‑day-of-the-month price for each month within the 12‑month period prior to the end of the reporting period, unless prices are defined by contractual agreements. The oil, condensate, and NGL prices were calculated using differentials furnished by Antero to the

DeGolyer and MacNaughton

reference price of $55.65 per barrel and held constant thereafter. The volume-weighted average price attributable to the estimated proved reserves over the lives of the properties was $45.75 per barrel of oil and condensate and $19.14 per barrel of NGL.

Gas Prices

Antero has represented that the gas prices were based on pricing from six different indexes, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual agreements. The gas prices were calculated for each property using differentials furnished by Antero to the aggregated price of $2.41 per million Btu ($/MMBtu) and held constant thereafter. Btu factors provided by Antero were used to convert prices from dollars per million Btu to dollars per thousand cubic feet of gas. The volume-weighted average price attributable to the estimated proved reserves over the lives of the properties was $2.57 per thousand cubic feet of gas. The indexes and prices, expressed in $/MMBtu, are shown in the following table:

Index	Average Gas Price ($/MMBtu)

NYMEX	2.63
Columbia Gas Transmission Appalachia	2.31
MICHCON	2.45
Chicago City Gates	2.56
ANR - Louisiana	2.54
CGTLA	2.51

Production and Ad Valorem Taxes

Production taxes were calculated using the tax rates for each state in which the reserves are located. Ad valorem taxes were calculated using rates provided by Antero based on recent payments.

DeGolyer and MacNaughton

Operating Expenses, Capital Costs, and Abandonment Costs

Estimates of operating expenses, provided by Antero and based on current expenses, were held constant for the lives of the properties. Future capital expenditures were estimated using 2019 values, provided by Antero, and were not adjusted for inflation. In certain cases, future expenditures, either higher or lower than current expenditures, may have been used because of anticipated changes in operating conditions, but no general escalation that might result from inflation was applied. Abandonment costs, which are those costs associated with the removal of equipment, plugging of the wells, and reclamation and restoration associated with the abandonment, were provided by Antero for all properties and were not adjusted for inflation. Operating expenses, capital costs, and abandonment costs were considered, as appropriate, in determining the economic viability of undeveloped reserves estimated herein.

In our opinion, the information relating to estimated proved reserves, estimated future net revenue from proved reserves, and present worth of estimated future net revenue from proved reserves of oil, condensate, NGL, and gas of the properties evaluated by us contained in this report has been prepared in accordance with Paragraphs 932‑235-50-4, 932-235-50-6, 932-235-50-7, 932-235-50-9, 932-235-50-30, and 932‑235-50-31(a), (b), and (e) of the Accounting Standards Update 932-235-50, Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the FASB and Rules 4–10(a) (1)–(32) of Regulation S–X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4), (8), and 1203(a) of Regulation S–K of the SEC; provided, however, that (i) future income tax expenses have not been taken into account in estimating the future net revenue and present worth values set forth herein and (ii) estimates of the proved developed and proved undeveloped reserves are not presented at the beginning of the year.

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

DeGolyer and MacNaughton

Summary of Conclusions

Antero has represented that its estimated net proved reserves and present worth at 10 percent attributable to the evaluated properties were based on the definitions of proved reserves of the SEC. Antero’s estimates of the net proved reserves and present worth attributable to these properties, which represent 99.87 percent of Antero’s total proved reserves on a net equivalent basis, are summarized as follows, expressed in thousands of barrels (Mbbl), millions of cubic feet (MMcf), millions of cubic feet equivalent (MMcfe), and thousands of dollars (M$):

	Estimated by Antero Net Proved Reserves and Present Worth at 10 Percent as of December 31, 2019
Proved Reserves	Oil and Condensate (Mbbl)	NGL (Mbbl)	Sales Gas (MMcf)	Gas Equivalent (MMcfe)	Present Worth at 10 Percent (M$)

Marcellus and Upper Devonian
Proved Developed
Evaluated by DeGolyer and MacNaughton	18,599	704,686	6,393,909	10,733,619	4,152,555
Not Evaluated by DeGolyer and MacNaughton	2	759	19,846	24,412	9,927
Proved Undeveloped
Evaluated by DeGolyer and MacNaughton	17,862	444,789	3,816,205	6,592,112	1,337,250
Not Evaluated by DeGolyer and MacNaughton	0	0	0	0	0

Total Marcellus and Upper Devonian	36,463	1,150,234	10,229,960	17,350,143	5,499,732

Utica
Proved Developed
Evaluated by DeGolyer and MacNaughton	2,816	25,073	814,616	981,948	487,976
Not Evaluated by DeGolyer and MacNaughton	3	8	159	227	186
Proved Undeveloped
Evaluated by DeGolyer and MacNaughton	2,558	16,069	449,136	560,901	78,992
Not Evaluated by DeGolyer and MacNaughton	0	0	0	0	0

Total Utica	5,377	41,150	1,263,911	1,543,076	567,154

Notes:

1.Liquid reserves estimated herein were converted to gas equivalent using an energy equivalent factor of 1 barrel of liquids per 6,000 cubic feet of gas equivalent.

2.Future income taxes have not been taken into account in the preparation of the estimates of present worth.

In comparing the detailed net proved reserves estimates prepared by DeGolyer and MacNaughton and by Antero of the properties evaluated, differences have been found, both positive and negative, resulting in an aggregate difference of 0.6 percent for the Marcellus and Upper Devonian properties and an aggregate difference of 3.5 percent for the Utica properties when compared on the basis of net gas equivalent. It is DeGolyer and MacNaughton’s opinion that there is no material difference

DeGolyer and MacNaughton

between the net proved reserves estimates prepared by Antero and those prepared by DeGolyer and MacNaughton for those properties DeGolyer and MacNaughton evaluated. In comparing the detailed present worth at 10 percent estimates prepared by DeGolyer and MacNaughton and by Antero of the properties evaluated, differences have been found, both positive and negative, resulting in an aggregate difference of 0.1 percent for the Marcellus and Upper Devonian properties and an aggregate difference of 1.1 percent for the Utica properties when compared on the basis of present worth at 10 percent. It is DeGolyer and MacNaughton’s opinion that there is no material difference between the present worth at 10 percent estimates prepared by Antero and those prepared by DeGolyer and MacNaughton for those properties we evaluated.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2019, estimated reserves.

DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in Antero. Our fees were not contingent on the results of our evaluation. This report has been prepared at the request of Antero. DeGolyer and MacNaughton has used all data, assumptions, procedures, and methods that it considers necessary to prepare this report.

Submitted,

DeGOLYER and MacNAUGHTON
Texas Registered Engineering Firm F-716

/s/ Gregory K. Graves, P.E.

Gregory K. Graves, P.E.
Senior Vice President
DeGolyer and MacNaughton

DeGolyer and MacNaughton

CERTIFICATE of QUALIFICATION

I, Gregory K. Graves, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

1.That I am a Senior Vice President with DeGolyer and MacNaughton, which firm did prepare the report of third party addressed to Antero dated January 21,  2020, and that I, as Senior Vice President, was responsible for the preparation of this report of third party.

2.That I attended the University of Texas at Austin, and that I graduated with a Bachelor of Science degree in Petroleum Engineering in the year 1984; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers; and that I have in excess of 35 years of experience in oil and gas reservoir studies and reserves evaluations.

/s/ Gregory K. Graves, P.E.

Gregory K. Graves, P.E.
Senior Vice President
DeGolyer and MacNaughton